United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release
Signatures

CVRD signs new long-term contract with ThyssenKrupp
Rio de Janeiro, November 24, 2006 — Companhia Vale do Rio Doce (CVRD) announces that it has signed a new long-term contract with ThyssenKrupp Steel AG (ThyssenKrupp) to supply iron ore and pellets to ThyssenKrupp CSA Companhia Siderúrgica (CSA).
CSA, a joint venture between ThyssenKrupp and CVRD, is constructing a steel slab plant in the state of Rio de Janeiro, Brazil, with a nominal capacity of five million tons per year. The start-up of its operation is expected to happen in the first half of 2009.
Under this 15-year contract, the Company, through its subsidiary MBR, will supply 2.7 million tons of pellets and 5.9 million tons of iron ore per year to CSA. MBR will be the exclusive supplier of iron ore and pellets to CSA.
This agreement is aligned with CVRD’s strategy to promote the expansion of the Brazilian steel industry, through minority and temporary stakes in projects in Brazil. Further, it highlights its unique capability as a long-term reliable supplier of high quality iron ore at competitive prices, given its large-scale operations and excellence.
CVRD is the largest metals and mining company in the Americas and one of the largest in the global metals and mining industry. It is the largest global producer of iron ore and pellets, the world’s second largest producer of nickel, manganese and ferroalloys, one of the world’s lowest cost producers of aluminum products (bauxite, alumina and primary aluminum) and a producer of copper, potash and kaolin. CVRD is the largest logistics player in Brazil.
With sales of 42.1 billion euros and 184,000 employees in over 70 countries, ThyssenKrupp is one of the world’s major technology groups and occupies excellent positions on the international markets. The three main business areas of steel, capital goods and services, organized in five segments - Steel, Stainless, Technologies, Elevator and Services — mark out the Group’s areas of competence. With sales of 9.6 billion euros and 30,000 employees ThyssenKrupp Steel is a global player holding leading positions worldwide. The segment is organized into the business units Steelmaking, Industry, Auto and Processing.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2006	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations